Exhibit 99(b)

May 21, 2004

To the holders of American Depositary Shares (“ADSs”), each ADS representing five ordinary shares of Westpac Banking Corporation (“Westpac”)

Westpac has notified JPMorgan Chase, as Depositary (the “Depositary”) for the ADSs, that it is conducting a share buy-back (“Buy-Back”) of approximately A$500 million of its ordinary shares in which holders of the ADSs are entitled to participate.  Participation in the Buy-Back is optional.

The Buy-Back is described in detail in the attached Buy-Back Booklet.  All figures and financial information included in the Buy-Back Booklet are in Australian dollars.  This letter and the attached Tender Form describe how the holders of the ADSs may participate in the Buy-Back.  ADS holders are encouraged to read this letter, the Buy-Back Booklet and the attached Tender Form carefully and, if in doubt as to any action that should be taken, consult with their financial advisor.  In particular, the tax implications of participating in the Buy-Back may differ depending on the particular circumstances of an ADS holder.  ADS holders are advised to seek their own tax advice to take into account their particular circumstances.

ADS holders should note that the provisions applicable to shareholders with 200 shares or less described in Section 1.15 of the Buy-Back Booklet are not applicable to holdings of 40 ADSs or less (each Westpac ADS represents rights to receive five Westpac ordinary shares).  That is, holders of 40 ADSs or less are not obliged to tender their ADSs in one parcel, nor will they be treated differently from other ADSs should Westpac adopt a scale back mechanism with respect to the Buy-Back as described in Sections 1.16 and 1.17 of the Buy-Back Booklet.  ADS holders should also note that all examples in the Buy-Back Booklet are in respect of Westpac ordinary shares rather than ADSs.

As described in Section 4.3 of the Buy-Back Booklet, ADS holders should also note that the terms of the Buy-Back apply to the registered holders of Westpac ordinary shares. There is no actual Buy-Back of ADSs but rather ADS holders give instructions for the tender of the underlying Westpac ordinary shares. However for ease of reference the term tender or sale of ADSs is used.  In the case of the ADSs, the registered holder of the shares evidenced by the ADSs is the Depositary’s custodian. That custodian will be required to aggregate all instructions it receives in accordance with Section 4.3 of the Buy-Back Booklet.  As a consequence, the Priority Allocation and Excluded Tender provisions described in Section 1.16 of the Buy-Back Booklet may not apply to ADS holders.

Eligibility

In order to participate, you must follow the instructions regarding participation described in the Buy-Back Booklet and below.  Please note that the Buy-Back record date of May 18, 2004 (the “Record Date”), established to determine the shareholders entitled to participate in the Buy-Back, is not of direct relevance to the ADS holders.  Since no new ADSs will be created during the period from the Record Date to when the Tender period closes (June 18, 2004), all ADS holders will be entitled to participate in the Buy-Back even if they acquired their ADSs after the Record Date.

Important Dates

Date	Event
Thursday, May 6, 2004	Westpac announced its results for the half year ended March 31, 2004 and details of the Buy-Back

Wednesday, May 26, 2004	Westpac completes dispatch of Buy-Back documentation to shareholders and ADS holders

Monday, May 31, 2004	Westpac Buy-Back tender period commences

Thursday, June 17, 2004, 3:00 p.m. New York time	Date and time in New York by which the Depositary must receive your instructions and your ADSs for participation in the Buy-Back

Monday, June 21, 2004	Announcement of the Buy-Back Price and scale back (if any)

Wednesday, June 30, 2004	Dispatch of proceeds completed

While Westpac does not anticipate changing these dates and times, it reserves the right to do so without notification.  Westpac may also decide not to proceed with the Buy-Back.

Process

Enclosed is a Tender Form for ADS holders which, if you wish to participate in the Buy-Back, must be properly executed, delivered to, and actually received by, the Depositary, along with the ADSs, on or before 3:00 pm (New York City time) on June 17, 2004.  If no Tender Form is received, or if a Tender Form is not properly completed or received in a timely manner, the Depositary will assume the holders of those ADSs have not elected to participate in the Buy-Back.

If you wish to participate in the Buy-Back, you are required to nominate on the Tender Form the number of ADSs you wish to tender, along with your tender price for those ADSs.  You may tender the ADSs you wish to sell at any of the specified prices set out on the Tender Form, or alternatively you may submit a final price tender which indicates you are willing to sell each of your nominated ADSs at five times the Buy-Back price for the Westpac ordinary share, whatever the Buy-Back price is determined to be under the tender process.  The specified prices set out on the Tender Form range from A$70 (which equates to 5 times the tender price of A$14 per Westpac ordinary share) to A$90 (which equates to 5 times the tender price of A$18 per Westpac ordinary share).  You may also tender different parcels of the ADSs you wish to sell at different prices.  We recommend you review carefully Sections 1.10 to 1.18 of the Buy-Back Booklet regarding tender price while making these determinations.  Please keep in mind that the tender price is in Australian dollars and NOT United States dollars.  On May 19, 2004, each Australian dollar was worth approximately US$0.6875.

If you wish to withdraw the tender of your ADSs or amend the number or tender price of the ADSs tendered, please complete the Withdrawal/Amendment Form for ADS Holders which is also enclosed.  The Withdrawal/Amendment Form in the Booklet must be disregarded as it is intended for use by shareholders and not ADS holders.  The effect of amending your tenders by submitting a Withdrawal/Amendment Form for ADS Holders with the Withdrawal box checked will be to withdraw all of your tenders.  The effect of checking the Amendment box will be to withdraw all of your tenders and replace them with the tenders detailed on the Withdrawal/Amendment Form for ADS Holders.

If you are the registered holder of the ADSs, but not the beneficial owner, (i.e., you are a nominee, custodian or other intermediary), please obtain instructions from the beneficial owners immediately.

If you have any questions regarding tendering ADSs in the Buy-Back, please call our information agent D.F. King &Co, Inc. at (212) 269-5550 (banks and brokerage firms) or 1 (888) 644-6071 (all others).

Yours sincerely,

/s/ Paddy Rennie
Paddy Rennie
Authorized Officer